UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

Commission File Number 00010187216

ALLIANCE HEALTHCARD, INC.

(Exact name of registrant as specified in its charter)

3500 PARKWAY LANE, SUITE 720, NORCROSS, GA 30092

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Please withdraw the Form 15 filed on March 18, 2004. The board of directors have voted unanimously to continue filing the required reports under the Securities Exchange Act of 1934 to enable the Company to continue trading its Common Stock on the Over The Counter Bulletin Board.

Date: April 30, 2004	By: Robert D. Garces